1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

April 8, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: PennantPark Floating Rate Capital Ltd., Registration Statement on Form N-2

File Nos. 333-170243 and 811-22489 (the “Registration Statement”)

Dear Mr. Ganley:

This letter is being submitted on behalf of PennantPark Floating Rate Capital Ltd. (the “Company”) in connection with Pre-Effective Amendment No. 7 (“Amendment 7”) to the Company’s Registration Statement in order to address whether there is a need for the Company to recirculate a preliminary prospectus to prospective investors in its initial public offering.

This Amendment 7 relates to 6,700,000 shares of common stock, par value $0.001 (the “Common Stock”), rather than 10,000,000 shares of Common Stock. Pre-Effective Amendment No. 4 to the Company’s Registration Statement dated March 31, 2011 (“Amendment 4”), which included the preliminary prospectus used for marketing purposes, had contemplated an offering of 10,000,000 shares. The Company does not consider this change in the size of the offering to be material because it does not materially change the disclosure contained in Amendment 4. In particular, the change in offering size will not change the Company’s proposed use of proceeds, the description of the Company’s business or management’s discussion and analysis of the Company’s business. Furthermore, the underwriters have agreed to reimburse the Company for a portion of the Company’s offering expenses such that the amount of offering expenses as a percentage of the total offering size will remain the same.

Nevertheless, to prevent investors from investing unknowingly in a fund smaller than they had expected, the Company and the underwriters hereby commit to you to transmit to each investor via email prior to confirming any sales, copies of (1) Amendment 7 and (2) a 497 AD pricing information term sheet, each as an attachment in PDF format. The email will state that the fees associated with an investment in the Company have increased as a result of the reduction in offering size. We believe that providing investors with this information will be sufficient to apprise investors of the changed offering size and the consequences of that change, eliminating the need for the protracted recirculation of physical prospectuses.

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

SEC Registration Statement on Form N-2 April 8, 2011 Page 2

In light of the immaterial impact on the information contained in the preliminary prospectus, and after discussions with the representatives of the Company and the underwriters’ legal counsel, we have concluded (and the underwriters’ legal counsel and the Company agree) that recirculation of a printed preliminary prospectus is unnecessary in this instance.

Should you have any questions or comments with respect to this filing, please call me at (202) 261-3313.

Sincerely,

/s/ Thomas Friedmann